Exhibit 99.2

Phillips Edison & Company to Merge with Phillips Edison Grocery Center REIT II

100% stock-for-stock transaction creates a $6.3 billion REIT focused exclusively on grocery-anchored shopping centers

Increases market prominence as strong leader in grocery-anchored shopping center asset class

Merger results in larger, more diversified portfolio with improved portfolio demographics and increased financial strength

Improves earnings quality and simplifies business model

Management to host conference call on Thursday, July 19 at 10:00 a.m. Eastern Time to discuss the transaction

CINCINNATI, OH, July 18, 2018 - Phillips Edison & Company, Inc. (“PECO”), an internally-managed real estate investment trust (“REIT”) and one of the nation’s largest owners and operators of grocery-anchored shopping centers, has entered into a definitive merger agreement with Phillips Edison Grocery Center REIT II, Inc. (“REIT II”), a public non-traded REIT currently advised and managed by PECO. The transaction is a 100% stock-for-stock merger with REIT II, having a total enterprise value (“TEV”) of approximately $1.9 billion. PECO’s merger with REIT II’s 86 properties will create a national portfolio of 323 grocery-anchored shopping centers encompassing approximately 36.7 million square feet located across 33 states and a TEV of approximately $6.3 billion.

The combined enterprise will have: larger size and scale, 3.2% higher annualized base rent per square foot, 2.4% increase in average household income and 3.8% increase in population density within a 3-mile radius of the center, broader tenant diversification, and a simpler, more efficient operating platform. In addition, the merger includes REIT II’s 20% ownership interest in Necessity Retail Partners, a joint venture with TPG Real Estate that presently owns 14 grocery-anchored shopping centers.

Management Commentary

“This strategic merger of two highly complementary grocery-anchored shopping center portfolios is the next step on the path to liquidity for both sets of shareholders,” said Jeff Edison, Chairman and Chief Executive Officer of PECO. “The enhanced size, scale and prominence of the combined portfolio will greatly improve our access to the capital markets, which can be used to support ongoing strategic investments, as well as to drive future growth opportunities.”

“The transaction also highlights the value and growth opportunities inherent in our investment management platform. In REIT II, we raised $1.1 billion in equity in 2014 and 2015 and have acquired real estate valued at approximately $1.9 billion since. PECO earned fees as the external advisor and property manager, and now, PECO has the opportunity to merge with this complementary, institutional-quality portfolio, materially increasing its size, scale and diversification.”

“We remain bullish on the current operating environment as well as the long-term fundamentals supporting grocery-anchored shopping centers, and this merger demonstrates our unwavering confidence in the asset class.”

Merger Details

In exchange for each share of REIT II common stock, REIT II shareholders will receive 2.04 shares of PECO common stock, which is equivalent to $22.54 per share based on PECO’s most recent estimated net asset value per share (EVPS) of $11.05. The exchange ratio is based on a thorough review of the relative valuation of each entity, including factoring in PECO’s growing investment management business as well as each company’s transaction costs.

PECO’s most recent EVPS of $11.05 and REIT II’s most recent EVPS of $22.80 were both established on May 9, 2018 by the companies’ respective boards of directors based on property valuations performed by an independent valuation firm.

REIT II will not pay any internalization or disposition fees in connection with the transaction, and the advisory agreement will be terminated at closing. REIT II’s outstanding debt of approximately $801 million is expected to be refinanced or assumed by PECO at closing under the terms of the agreement.

On a pro forma basis, immediately following the closing of the transaction, PECO shareholders are expected to own approximately 71 percent of the combined company, and former REIT II shareholders are expected to own approximately 29 percent. Upon closing of the transaction, two of the three REIT II independent directors will join the board of the combined company, which will consist of seven directors.

As part of this process, both the PECO board and the REIT II special committee independently retained their own financial and legal advisors. Upon the conclusion of a thorough due diligence and negotiation process, PECO’s board of directors, REIT II’s board of directors, and the independent special committee formed by REIT II’s board of directors each unanimously approved the transaction.

The closing of the transaction is subject to the satisfaction of customary conditions, including approval from both PECO and REIT II shareholders and obtaining certain other third-party consents. The transaction is expected to close in the fourth quarter of 2018.

Under the terms of the merger agreement, REIT II may solicit, receive, evaluate, and enter into negotiations with respect to alternative proposals from third-parties for a period of 30 days continuing through August 15, 2018. The special committee, with the assistance of its independent advisors, intends to actively solicit alternative proposals during this period.

Summary of Strategic Benefits

Consistent with its long-term strategy, PECO expects the merger to create meaningful operational and financial benefits, including:

•	Materially Improves Portfolio while Maintaining Exclusive Grocery Focus: Two complementary portfolios are combined to create a high-quality portfolio comprising 323 grocery-anchored shopping centers with more than 36.7 million square feet located in 33 states with an emphasis on necessity-based retailers, which have proven to be internet resistant and recession resilient. This institutional-quality portfolio has higher occupancy rates, higher annualized base rent per square foot, and improved demographics. On a pro forma basis, the combined enterprise is expected to realize improvements related to the following metrics:

•	Occupancy is expected to increase 43 basis points to 94.0%,

•	Annualized base rent is expected to increase to $11.77 per foot from $11.40,

•	Median household income within 3 miles of a center is expected to increase 2.4% to $58,602, and

•	Population density within 3 miles of a center is expected to increase 3.8% to 60,613.

•	Increases Size, Scale, and Market Prominence: Given its enhanced size, scale and portfolio demographics, the combined company will have improved access to the capital markets, which can be used to support strategic investments to drive future growth opportunities.

•	Actively Positions Company for Liquidity: This strategic merger is an important step towards a full cycle liquidity event for shareholders.

•	Improves Earnings Quality and Maintains Distribution Coverage: Increases the percentage of earnings from real estate from 92% to approximately 97%. Real estate earnings are more highly valued in the public equity markets than management fee income, given the long-term, recurring nature of owning and operating real estate. PECO estimates that pro forma FFO for the combined company would have been approximately 105% of pro forma distributions for the first quarter of 2018.

•	Maintains Healthy Leverage Ratio and Strong Balance Sheet: The combined company’s leverage ratio would have been 42.5% on a Net Debt/TEV basis as of March 31, 2018 compared to 41.9% for stand-alone PECO. The pro forma total debt was 86.8% fixed-rate with an average duration of 4.7 years, which compares to 87.1% and 5.2 years, respectively, prior to this merger.

•	Accelerates Strategy to Simplify Business Model: The company expects to realize the synergies of operating a combined enterprise that remains focused on driving shareholder value and expects a seamless integration process as PECO has managed REIT II since inception.

Distribution Reinvestment Plan and Share Repurchase Program

In connection with the proposed transaction, PECO is required to temporarily suspend its distribution reinvestment plan (DRIP) for the month of July 2018, and DRIP participants will receive their July 2018 distribution (payable on August 1, 2018) in cash. The company expects that the DRIP will resume in August 2018 (with the distribution payable on September 1, 2018) after the filing of a joint preliminary proxy statement.

The share repurchase program (SRP) is also required to be temporarily suspended for the month of July 2018 and is expected to resume in August 2018 after the filing of the joint preliminary proxy statement. The next repurchase for death, disability, and incompetence (DDI) is expected to take place on August 31, 2018. SRP paperwork must be on file and in good order by August 24, 2018 at 6:00pm Eastern Time. PECO does not expect funding to be available for standard repurchases for the remainder of 2018.

Advisors

BofA Merrill Lynch is acting as lead financial advisor with Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC also acting as financial advisors to PECO. Latham & Watkins LLP is acting as legal advisor to the board of directors of PECO. Morgan Stanley & Co. LLC is acting as exclusive financial advisor and Hogan Lovells US LLP is acting as exclusive legal advisor to the special committee of REIT II.

Conference Call

PECO’s Chairman and Chief Executive Officer Jeff Edison, Chief Financial Officer Devin Murphy, and Executive Vice President Mark Addy will host a presentation addressing the transaction on Thursday, July 19 at 10:00 a.m. Eastern Time.

Interested parties will be able to access the presentation online or by telephone. If dialing in, please call the conference telephone number five minutes prior to the start time as an operator will register your name and organization. Participants should ask to join the “Phillips Edison & Company” call.

Date: Thursday, July 19, 2018

Time: 10:00 a.m. Eastern Time

Webcast link: https://services.choruscall.com/links/peco180719-10.html

U.S. listen-only: (888) 346-2646

International listen-only: (412) 317-5249

A webcast replay will be available approximately one hour after the conclusion of the presentation in the Events & Presentations section of the Phillips Edison & Company website at http://investors.phillipsedison.com/event.

For investor-related updates on Phillips Edison, please visit http://www.phillipsedison.com/investors.

About Phillips Edison & Company

Phillips Edison & Company, Inc., an internally-managed REIT, is one of the nation’s largest owners and operators of grocery-anchored shopping centers. Its diversified portfolio of well-occupied neighborhood shopping centers has a mix of national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. As of March 31, 2018, the company manages 341 shopping centers - 237 are owned directly comprising approximately 26.4 million square feet located in 32 states. The company’s proven, vertically-integrated operating platform allows it to effectively and efficiently acquire, lease and manage its properties, resulting in a history of strong operating results and great shopping experiences. For more information, please visit www.phillipsedison.com.

About Phillips Edison Grocery Center REIT II, Inc.

Phillips Edison Grocery Center REIT II, Inc. is a public non-traded REIT that owns well-occupied grocery-anchored neighborhood shopping centers with a mix of national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. As of March 31, 2018, the company owned an institutional quality retail portfolio consisting of 86 grocery-anchored shopping centers totaling approximately 10.3 million square feet. For more information, please visit the company website at www.grocerycenterREIT2.com.

Additional Information and Where You Can Find It

PECO and REIT II intend to file a joint proxy statement/prospectus on Form S-4 in connection with the merger. Investors are urged to read carefully the joint proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by PECO or REIT II with the SEC through the website maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by PECO by going to PECO’s corporate website at www.phillipsedison.com or by directing a written request to: Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by REIT II by going to REIT II’s corporate website at www.grocerycenterREIT2.com or by directing a written request to: Phillips Edison Grocery Center REIT II, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

PECO and its directors and executive officers and REIT II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of PECO and REIT II in connection with the merger. Information regarding the interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of PECO common stock is also set forth in the Definitive Proxy Statement for PECO’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of REIT II’s common stock is set forth in the Definitive Proxy Statement for REIT II’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the transaction and the ability to consummate the transaction and anticipated earnings, distribution coverage, distributions and other anticipated benefits of the transaction. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about PECO’s plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of PECO’s performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “pro forma,” “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. PECO makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this release, and does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investors:

Phillips Edison & Company, Inc.

Michael Koehler, 513-338-2743

Director of Investor Relations

InvestorRelations@phillipsedison.com

Media Contacts:

Phillips Edison & Company, Inc.

Cherilyn Megill, 801-415-4373

Chief Marketing Officer, Senior Vice President

cmegill@phillipsedison.com

ICR

Megan Kivlehan, 646-677-1807

PECOPR@icrinc.com

Source: Phillips Edison & Company, Inc.

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